UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

02029909

DC
NO ACT
P.E 12-21-2001
1-01105

March 1, 2002

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

PROCESSED
APR 1 1 2002
THOMSON P
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 3/1/2002

Re: AT&T Corp.
Incoming letter dated December 21, 2001

Dear Mr. Thomson:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to AT&T by Harold William Howell. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Harold William Howell
15 Carton Road
Morristown, NJ 07960

AT&T

John W. Thomson
Senior Attorney

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-4408

December 21, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Harold William Howell
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Harold William Howell (the "Proponent") by email received by the Company on December 10, 2001[1]. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

---

[1] On November 27, 2001, the Company received two Proposals from Proponent. On November 29, 2001 the Company notified Proponent of this deficiency. On December 10, 2001, the Company received the Proposal, which was one of the two proposals initially submitted.

The Company would appreciate the Staff's response to its request prior to January 16, 2002 which is the scheduled date of the meeting of the Company's Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2002.

The Proposal is that the Company "rescind the recent change in retiree health coverage policy and revert to the previous policy of providing free lifetime health insurance to retirees".

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Proponent wishes the Company to "rescind the recent change in retiree health coverage policy and revert to the previous policy of providing free lifetime health insurance to retirees". Recognizing the cost of such benefits, and the need for the employee to share responsibility for such costs, the Company modified its medical plans recently to require current employees and certain retirees to contribute financially toward such benefits. Determining the amount of employee/retiree benefits is part of the Company's overall employee compensation package. Employee compensation is clearly an activity that falls under the realm of the Company's ordinary business operations. Furthermore, the Staff has consistently concurred that matters relating to employee/retiree benefits is part of the Company's ordinary business operations and therefore is excludable under Rule 14a-8(i)(7). See International Business Machines Corp., January 2, 2001 (proposal to give company's retirees cost of living allowance on their pensions); Burlington Industries Corp., October 18, 1999 (proposal to adopt a new retiree health insurance plan and reinstate dental insurance for retirees); International Business Machines Corp., January 15, 1999 (proposal to prohibit Company from offering medical benefits to friends of company employees or retirees).

The principle of corporate democracy under proxy Rule 14a-8 was not intended to involve shareholders in the day-to-day business affairs of corporations. Therefore, the Proposal should be excluded under Rule 14a-8(i)(7).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2002 Proxy Materials under Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures

From: Wmhowell19@aol.com
Sent: Monday, December 10, 2001 3:31 PM
To: jgallagher@lga.att.com
Cc: Wmhowell19@aol.com
Subject: Howell Proxy Submission

Dear Mr. Gallagher,

I have attached (in a Word document) a response to your letter of 11/29/2001. If you have any questions, please contact me by email or phone. My home phone number is (973) 290-9298.

Thank you,

H. William Howell

Harold William Howell
15 Carton Road
Morristown, NJ 07960

Monday, December 10, 2001

Mr. Joseph P. Gallagher
Office of the Corporate Secretary
AT&T Corp.
295 North Maple Avenue
Basking Ridge, NJ 07920

Dear Mr. Gallagher,

Regarding your letter of November 29, 2001, I will be forwarding to your attention copies of my brokerage account statements. These statements will confirm that I owned 123 shares of AT&T stock at the time I sent you my initial letter (11/20/2001), and that I have held these same securities continuously for more than one year prior.

By means of this letter, I also want to confirm that I intend to hold these securities through the date of the meeting of shareholders.

I also want to take advantage of Rule 14a and reduce the number of proposals to one (1). My proposal for submission is attached to this document.

Sincerely,

Harold William Howell

Email - Wmhowell19@aol.com

Proposal For Inclusion In AT&T's 2002 Proxy Material

Whereas, AT&T has traditionally provided medical insurance free of charge to retirees;

AT&T has used their retirement benefits to attract and retain a talented and motivated pool of employees;

AT&T has recently seen fit to begin charging retirees for medical insurance, unfairly shifting the burden of AT&T's financial woes from the senior management team responsible for these problems to the people who built the company;

Resolved, the shareholders direct the AT&T Board of Directors to rescind the recent change in retiree health coverage policy and revert to the previous policy of providing free lifetime health insurance to retirees.

Supporting Statement: AT&T's poor performance in recent years is no reason to penalize the retirees by charging them for health benefits. These retired employees are the same ones whose hard work and dedication contributed to the growth and success of the corporation. AT&T's recent decline is the result of inept management. These executives and officers are the ones who should be penalized, and not the workers who built the company.

Submitted Monday, December 10, 2001

By Harold William Howell
15 Carton Road
Morristown, NJ 07960
(973) 290-9298

Signed ______________________________________

AT&T

295 North Maple Avenue
Basking Ridge, NJ 07920

November 29, 2001

Mr. Harold William Howell
15 Carton Road
Morristown, NJ 07960

Dear Mr. Carton:

This is in response to your letter of November 20, which AT&T received on November 27, regarding your request for the inclusion of two shareholder proposals in the 2002 Notice of Annual Meeting and Proxy Statement.

The inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, the SEC rule requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, the SEC rule also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the annual meeting.

Regarding your ownership eligibility, our transfer agent, EquiServe, is unable to identify or locate a registered account in your name. Therefore, you must prove your eligibility to AT&T in one of two ways. Using the first method, you must submit a written statement from the "record" holder of your securities (usually a bank, broker, or plan administrator) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

The second way to prove ownership applies if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility to AT&T by providing a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership level.

Rule 14a-8 (c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In accordance with Rule 14a-8 (f) (1), by this letter AT&T hereby provides you with the opportunity to reduce to the limits required by Rule (i) the number of proposals submitted by you. The SEC Rule also requires that your response must be postmarked, or transmitted electronically, no later than fourteen days from the date you receive this notification.

Very truly yours,

Joseph P. Gallagher – Manager
Office of the Corporate Secretary

Via FedEx

RECEIVED

NOV 2 7 2001 - 32

C. MICHAEL ARMSTRONG

Harold William Howell
15 Carton Road
Morristown, NJ 07960

Tuesday, November 20, 2001

Vice President - Law and Secretary,
AT&T Corp.
32 Avenue of the Americas
New York, New York 10013-2412

Dear M. Vice President,

Attached are two proposals that I would like to have included in AT&T's 2002 proxy material.

Sincerely,

Harold William Howell

Harold William Howell

Proposal For Inclusion In AT&T's 2002 Proxy Material

Whereas, AT&T has traditionally provided medical insurance free of charge to retirees;

AT&T has used their retirement benefits to attract and retain a talented and motivated pool of employees;

AT&T has recently seen fit to begin charging retirees for medical insurance, unfairly shifting the burden of AT&T's financial woes from the senior management team responsible for these problems to the people who built the company;

Resolved, the shareholders direct the AT&T Board of Directors to rescind the recent change in retiree health coverage policy and revert to the previous policy of providing free lifetime health insurance to retirees.

Supporting Statement: AT&T's poor performance in recent years is no reason to penalize the retirees by charging them for health benefits. These retired employees are the same ones whose hard work and dedication contributed to the growth and success of the corporation. AT&T's recent decline is the result of inept management. These executives and officers are the ones who should be penalized, and not the workers who built the company.

Submitted Tuesday, November 20, 2001

By Harold William Howell
15 Carton Road
Morristown, NJ 07960
(973) 290-9298

Signed Harold William Howell

Proposal For Inclusion In AT&T's 2002 Proxy Material

Whereas, certain retirement benefits have been promised or suggested to be 'probable' by AT&T;

Changes in the structure of AT&T as a result of mergers, acquisitions, divestitures, etc., could diminish or eliminate some of these benefits,

Resolved, that the shareholders request the Board of Directors to pledge that any merger, acquisition, divestiture, etc. that AT&T enters into would contain a legal agreement that the benefits of current retirees would not be diminished or eliminated.

Supporting Statement: AT&T management has long used the anticipation and expectation of certain benefits for retirees to attract and retain talented and motivated employees and AT&T should honor the agreements it has had with its employees in all areas. A merger, acquisition, divestiture, etc. should not be used as an opportunity for the corporation and senior management to reap a financial gain at the expense of the very employees who built the company.

Submitted Tuesday, November 20, 2001

By Harold William Howell
15 Carton Road
Morristown, NJ 07960
(973) 290-9298

Signed Harold William Howell

(SEC No-Action Letter)

*1 International Business Machines Corporation
Publicly Available January 2, 2001

LETTER TO SEC

November 13, 2000

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Subject: Shareholder Proposal of Mr. Henry Jaracz

Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Henry Jaracz (the "Proponent") an IBM **retiree.** In pertinent part, the Proposal seeks "to give IBM **retirees** a cost of living allowance on their pensions." IBM believes that the Proposal can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 24, 2001 (the "2001 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2001 Annual Meeting pursuant to the provisions of Rule 14a- 8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

The Proponent, as an IBM **retiree,** is seeking a cost of living allowance or "COLA" on his and other IBM **retirees'** pensions. The general administration by the Company of its employee benefit plans, such as the IBM **Retirement** Plan, including the amount of **retirement** benefits to be paid out thereunder to **retirees** of the Company such as the Proponent (including COLAs to be made thereunder), is an activity which is part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning cost of living adjustments as well as other types of benefit decisions for the **employee/retiree** population relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under **Rule 14a-8(i)(7)** of similar proposals regarding employee **retirement, health**, medical and other **benefits**. International Business Machines Corporation (December 30, 1999)(proposal to adjust defined benefit plan to mitigate the impact of increases in the cost of living for **retired** employees excluded under Rule 14a-8(i)(7)); Bell Atlantic Corporation (October 18, 1999)(proposal to increase **retirement** benefits for **retired** management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new **retiree** health insurance plan offering HMO's and covering **retirees** that were forced out and to reinstate dental benefits for certain **retirees);** Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(very similar proposal by a **retired** GE employee to adjust the pension of **retirees** to reflect the increase in inflation); Allied Signal Inc. (November 22, **1995)(retirement** benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

*2 The instant Proposal, looking to the size of the IBM **Retirement** Fund, now seeks to have the Company give IBM **retirees** (including the Proponent) a cost of living allowance on their pensions. Aside from the fact that this Proposal also clearly fails under Rule 14a-8(i)(4), see argument II, infra, this type of Proposal is not a proper subject for stockholder review under Rule 14a-8(i)(7), as the determination of the amount of benefits under the IBM **Retirement** Plan has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for **retired** employees excluded under former Rule 14a- 8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL BENEFIT APPLICABLE TO THE PROPONENT AND CERTAIN OTHER IBM **RETIREES** WHICH IS NOT SHARED WITH OTHER STOCKHOLDERS AT LARGE.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of the Proposal inasmuch as it relates to the redress of a personal claim or grievance against the company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

As noted earlier, the Proponent is a **retiree** of the Company. He seeks for the Company to increase the amount of pension benefits payable to him and others now receiving defined benefit pensions under the IBM **Retirement** Plan. It is thus clear that if his Proposal were to be implemented, the Proponent and other IBM **retirees** would glean a direct and immediate financial benefit in the form of increased pension payments. The Company believes that the Proposal is otherwise fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations. In addition, however, this Proposal is excludable under Rule 14a-8(i)(4), as the Proponent seeks a clear personal benefit that will accrue specifically to him and other IBM **retirees**, but not to shareholders at large.

***3** The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation....'' Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

As it is clear the Proposal would provide direct personal benefit to the Proponent, it is just as clear that the Proposal would not be of benefit to IBM shareholders at large. This is because the Proponent is requesting, for himself and for other **retirees** who hold an small percentage of the total IBM stock outstanding, a financial benefit which cannot be shared with the overwhelming majority of IBM stockholders at large who are not IBM **retirees.** The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). While paragraph (i)(7) of Rule 14a-8 provides an independent substantive basis for omission of this Proposal, paragraph (i)(4) of this rule, and its predecessor, Rule 14a-8(c)(4), have been cited by companies, just as consistently, as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of **retirement** benefits such as the one requested here. In many of the cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and therefore the staff did not find it necessary to address the personal grievance exclusion as an alternative basis. See e.g., International Business Machines Corporation (January 13, 1993); American Telephone and Telegraph Company (December 15, 1992). Since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials for the 2001 meeting, we request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4).

See International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase **retirement** plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

***4** Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors....'' Nothing in the law of the State of New York places the decision making relating to cost of living adjustments under the Company's **retirement** plan into the hands of our shareholders. Inasmuch as the instant Proponent seeks for our stockholders to vote on giving IBM **retirees** a cost of living allowance on their pensions, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors. By placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders, this is an improper subject for action by stockholders under New York State law. As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,
Stuart S. Moskowitz

Senior Counsel

INTERNATIONAL BUSINESS MACHINES CORPORATION

Armonk, New York 10504

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 2, 2001

Publicly Available January 2, 2001

Re: International Business Machines Corporation

Incoming letter dated November 13, 2000

The proposal relates to the granting of a cost of living allowance to the pensions of IBM **retirees.**

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Jonathan Ingram

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***5** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 8324 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1 Burlington Industries**, Inc.
Publicly Available October 18, 1999

LETTER TO SEC

Exhibit A

June 29, 1999

BURLINGTON INDUSTRIES INC.

SECRETARY OF THE CORPORATION

3300 WEST FRIENDLY AVENUE

GREENSBORO, NC 27410

Gentlemen:
I, Ray A. Vargas, 7301 Fiesta Way, Raleigh, NC 27615, a retiree from Burlington Industries with 37 years of service and owner of 300 shares of common stock of the Company, hereby notify the Company of my intention to introduce at the next annual meeting of stockholders, two resolutions which, together with my statement in support thereof, are set forth verbatim below.

Resolution # 1

Resolved that the Company adopt a new retiree health insurance plan offering HMO's and cover those retirees that were forced out, in November 1998 due to the poor offering of BREMS, the current and only available plan. Also the Company to reinstate dental benefits for retirees that are 65 or older.

Supporting Statement

In Wake County and other areas where an HMO or another program was in effect, the Company waited until November 1998, that such policies were being cancelled effective December 31, 1998, due to the fact that the Company no longer had an operation in that area. This caused undue hardships to find new coverage, since what the Company offered, BREMS, the Company's own insurance is below standards of what we previously had.

The Company could have kept the insurance previously held but according to the Company's response, premiums were going up, therefore the change. Since the Company does not incur any direct expenses as far as premiums are concerned, it appears the Company acted alone and didn't let retirees have any say so in the matter. When you actually get into this matter, the Company rules are one-sided in their favor and leaving retirees to fend for themselves. Sounds like paternalism.

I strongly suggest that all employees, retirees and stockholders vote for the above resolution which will serve in the best interest of present and future Burlington retirees. Let's get Burlington back to being a People's Company.

Resolution # 2

At present, Burlington Industries continues to reward top executives of the Company based on certain internal figures at corporate and division levels. This has resulted in tremendous bonuses and stock options for the past years which Burlington stockholders actually do not realize a fair return on their investment. While there is no opposition to bonuses or stock options, these should be granted based on the value of Burlington stock at the end of the fiscal year, if no gains in stock value is realized, no bonuses or options should be paid. If stock valued is realized, pay such bonuses and also start paying some dividends to stockholders to share on profits realized by the Company.

Supporting Statement

Company executives need to realize that the present rules are one-sided in their favor. When we restrict increases in salaries to employees because of hard times and stock values decrease, top management needs to be sensitive and look out for the welfare of their employees and stockholders by also fastening their belts.

***2** Our Burlington stock has decreased in value since going public. As of June, 1999, it has had a range of 15 7/16 to 5 1/8, presently at 9 1/8, yet bonuses and options were paid every year based on certain profit numbers fabricated at corporate headquarters.

I strongly recommend stockholders to vote for the above resolution so everyone shares on future company profits.

In the past I have been stopped from publishing the above resolutions due to dollar value of stock ownership and only God knows what else, but I feel real strong about these resolutions. I am not asking for a handout, but for the Company to be fair to their employees and retirees. This Company has changed a lot and if we really do some past research, our founder, Mr. J. Spencer Love, would find a completely different Company on the ideals and foundations set by him.

Respectfully yours,
Ray A. Vargas

LETTER TO SEC

September 14, 1999

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549-1004

Re: Burlington Industries, Inc. - Stockholder Proposal of Ray A. Vargas

Ladies and Gentlemen:

On behalf of Burlington Industries, Inc. (the "Company"), I am writing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to inform the Commission of the Company's intention to exclude from its 2000 proxy statement (the "Proxy Statement") two proposals submitted to the Company by Ray A. Vargas (the "Proposals") and to state the Company's reasons for such exclusion. The Proposals submitted by Mr. Vargas are attached as Exhibit A. We respectfully request that the Division of Corporation Finance confirm its agreement with our decision and indicate that it will not recommend enforcement action if the Proposals are omitted.

The Company's reasons for excluding the Proposals from its Proxy Statement are as follows:

1. Mr. Vargas has not demonstrated to the Company that he is eligible to submit a proposal under Rule 14a-8(b) in that he is not a registered holder of any shares of the Company's common stock and has not submitted to the Company a written statement from the record holder (his broker) verifying that he has held $2,000 in market value of the Company's common stock for at least one year prior to June 29, 1999, as required by Rule 14a-8(b)(2)(i). The Company, as required by Rule 14a-8(f)(1), notified Mr. Vargas of his failure to satisfy this eligibility requirement in a letter dated July 13, 1999, a copy of which is attached as Exhibit B. Mr. Vargas responded by letter dated July 17, 1999 (which is attached as Exhibit C) that his individual retirement account ("IRA") owns 300 shares and included with that letter a partial copy of an IRA statement which does not indicate when the shares were acquired. Furthermore, it is unclear whether the beneficiary of an IRA is entitled to submit a stockholder proposal based on shares held by the IRA.

***3** It should be noted that the Company also indicated to Mr. Vargas in its letter of July 13, 1999, that he might not be eligible under the $2,000 market value ownership requirement. The Company has since learned that, although Rule 14a-8(b)(1) states only that a stockholder must "have continuously held at least $2,000 in market value ... for at least one year by the date you submit the proposal", the Commission uses a test established in 1983 to determine whether a proponent has held the required value in securities. The value is determined by computing the average of the bid and asked prices of the securities as of a date within 60 days prior to the date of submission. The lowest sale price for the Company's common stock during the period 60 days prior to June 29, 1999 was $7.8125; based on that price, the value of the 300 shares Mr. Vargas has said he holds was at least $2,343.75.

2. Mr. Vargas has withdrawn one of the Proposals (referred to in his letter of June 29, 1999 as "Resolution # 2") in response to the Company's notification to him that Rule 14a-8(c) permits stockholders to submit only one proposal for a

particular stockholders' meeting.

3. The remaining Proposal (Resolution # 1), for the Company to adopt a new HMO health insurance plan and dental insurance plan for retired employees, is a personal claim or grievance against the Company by Mr. Vargas which is designed to result in a benefit to him and to further his personal interest which is not shared by the other stockholders at large, as described in Rule 14a-8(i)(4). Mr. Vargas retired from the Company in 1991 and was covered under the Company's retiree medical and dental plans. When the plant where Mr. Vargas had worked closed in 1997, there were an insufficient number of Company participants in that geographic area to continue to offer the particular HMO program in which Mr. Vargas participated at a reasonable rate; therefore, he and other similarly situated retirees (approximately 50 persons) were offered various alternative programs. Mr. Vargas refused all Company-provided medical coverage at that time and has engaged in a letter- writing and telephone campaign since then to express his displeasure with the Company's retiree medical benefits policies. He submitted a stockholder proposal regarding this personal grievance last year as well (omitted due to his failure to satisfy the eligibility requirements). This Proposal is of interest only to Mr. Vargas (and possibly a few similarly situated retirees who may or may not be stockholders) but is not of interest to stockholders generally. The staff has consistently taken the position that a proposal which seeks redress for personal grievances may be properly excluded. See Wm. Wrigley Jr. Company (November 18, 1998) and SEC Release No. 34-20091 (August 16, 1983).

4. In addition, Proposal # 1 relates to the Company's policies and decisions regarding specific employee benefits which are matters related to the Company's ordinary business operations as described in Rule 14a-8(i)(7). The Commission considers subject matter and complexity in determining whether a stockholder proposal should be excluded as an ordinary business matter; it has stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and "[o]ne of the considerations in making ordinary business determinations was the degree to which the proposal seeks to micromanage the company." SEC Release No. 34- 40018 (May 21, 1998). The Proposal relates to day-to-day, complex decisions about types and costs of employee benefits which must be made by management and the Board of Directors. Such matters are not appropriate for stockholder approval on a case-by-case basis, involve the ordinary business operations of a company under Delaware corporate law, and do not raise any significant social policy issues.

***4** 5. In addition, among other things, Proposal # 1 is irrelevant in that it relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business. Thus it should be excluded under Rule 14a-8(i)(5).

As required under Rule 14a-8(j)(1), this request is filed with the Commission more than 80 days before the Company intends to file its definitive proxy materials with the Commission, which filing will be on or about December 14, 1999. In accordance with Rule 14a-8(j)(2), I am enclosing six copies of this letter, as well as six copies of the Proposals. Should the staff disagree with our conclusions, I request the opportunity to discuss the reasons for the staff's disagreement prior to the issuance of a response. Please contact me at (336) 379-2717 or David W. Dabbs of the law firm of Robinson, Bradshaw & Hinson, P.A., at (704) 377-8383.

Please acknowledge receipt of this letter and the enclosed Proposals by stamping the attached copy of this letter and returning it to me in the envelope provided. Thank you for your attention to this matter.

Sincerely,
Alice Washington Grogan

ENCLOSURE

Exhibit B

July 13, 1999

MR. RAY A. VARGAS

7301 FIESTA WAY

RALEIGH, NC 27615

Dear Mr. Vargas:
We have received your letter dated June 29, 1999 regarding your intention to introduce two resolutions at the Company's next annual stockholders meeting. This letter constitutes the Company's notice to you, as required by the Securities and Exchange Commission's ("SEC") Rule 14a-8(f).

You have submitted two resolutions, and Rule 14a-8(c) permits each stockholder to submit no more than one proposal for a particular stockholders meeting.

Moreover, it is not clear from your letter whether you are eligible to submit a proposal under Rule 14a-8. To be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of Burlington Industries, Inc. common stock for at least one year prior to the date you submit your proposal and must continue to hold those securities until the date of the stockholders meeting. Burlington's stock has traded between $5.125 and $14.50 during the period from June 30, 1998 to June 29, 1999. In order to have held $2,000 in market value of the Company's stock, you must have held at least 391 shares when the stock was trading at $5.125.

According to our records, you are not the registered holder of any shares of Burlington Industries, Inc. common stock nor have you filed a form with the SEC reflecting your stock ownership. In order to prove that you are a stockholder as required, you must submit, at the time you submit your proposal, a written statement from the broker, bank or other entity which is the record holder of your shares verifying that you have continuously held the required amount of stock for at least one year and your own written statement that you intend to continue to hold the shares through the date of the stockholders meeting.

*5 Unless these deficiencies are corrected by a letter postmarked or transmitted electronically to us no more than 14 days from the date you receive this letter, we will not include your proposals in the Company's proxy statement for the 2000 annual meeting of stockholders.

For your future reference, I have enclosed a copy of Rule 14a-8. Please feel free to contact me should you have any questions about this matter.

Sincerely,
Alice Washington Grogan

Corporate Secretary and Associate General Counsel

ENCLOSURE

Exhibit C

July 17, 1999

BURLINGTON INDUSTRIES

GREENSBORO, N.C. 27420

ATTN: A. WASHINGTON H.

Dear Ms. Washington,
Received your letter of July 13, 1999 in which a few questions need to be answered.

First, I would like to only have the first resolution included. This pertains about health insurance for retirees.

Second, attached you will find a copy of part of my holdings in my IRA. account # 847-69063-11 being held at Smith Barney. My financial consultant is Murray Pool and he can be reached as per phone or fax indicated. This record shows that I own 300 shares of Burlington Industries Stock as of 7/14/99, these shares have been healed for a few years. I intend to continue holding these shares.

I hope that the $2000 market value can be waived, otherwise I guess I'll have to wait till 2001. I feel that the Health Insurance issue is of great importance to all members of the Company, but if it can't be this time, we will wait and continue with this resolution.

I am not trying to be a hard person to deal with, but those resolutions that I have submitted the last two years are worthy of review, I spent 37 years on the trenches with BI and it hurts to see what is happening.

I do appreciate your sending me a set of rules to go by, I will definitely attend the next stockholders meeting and perhaps I can get some answers. I am not an enemy of Burlington buta frustrated retiree that do not understand present policies.

If you need any additional information please do not hesitate to get in touch.

Sincerely,
Roy H. Vargas

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 18, 1999

Publicly Available October 18, 1999

Re: Burlington Industries, Inc.

Incoming letter dated September 14, 1999

The proposal would require Burlington to adopt a new retiree health insurance plan offering HMO's and covering "retirees that were forced out," and to reinstate dental benefits for certain retirees.

There appears to be some basis for your view that Burlington may exclude the proposal under rule 14a-8(i)(7), as relating to Burlington's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Burlington omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Burlington relies.

*6 Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1999 WL 893650 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1 International Business Machines** Corporation
Publicly Available January 15, 1999

LETTER TO SEC

December 2, 1998

Securities and Exchange Commission

450Fifth Street, N.W.TI2Washington, D.C. 20549

Subject: 1999 Proxy Statement--Shareholder Proposal of Mr. Martin Mueller III

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which Proposal was resubmitted for the third year by Mr. Martin Mueller III (the "Proponent"). a former employee and current retiree of the International Business Machines Corporation (the "Company" or "IBM"). The Company believes the Proposal, which dictates the "(n)o medical benefits shall be extended to, for, or funded by the IBM Corporation for any friends of an IBM employee or retiree," can properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 1999 (the "1999 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14A-8(i)(R) AS A PERSONAL GRIEVANCE DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT, AND TO FURTHER A PERSONAL INTEREST WHICH IS NOT SHARED BY OTHER IBM STOCKHOLDERS AT LARGE.

Rule 14a-8(i)(4) permits omission of a proposal that relates to the redness of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to a proponent or to further a personal interest, which is not shared with other shareholders at large. The instant case presents precisely such a situation.

The Proponent is a former employee and current retiree of the Company. This is the third consecutive year in which the Proponent has lodged proposals emanating out of the Company's decision to extend medical benefits to the same- gender domestic partners of Company employees and retirees. The gravamen of the Proposal, which is clearly visible on the face of the Proposal, is that the Proponent does not believe that he should be paying for the costs of such medical benefits; in his words; "(b)y your action you are marking me pay for a life style that I disapprove of." The instant Proposal, along with a series of earlier proposals lodged by the

Proponent and members of his family, [FN1] have all emanated directly out of the Proponent's problem with same-gender domestic partners, the Company's decision to provide medical benefits to them, and the perceived cost effect the Proponent claims apply directly to his own medical premiums. After noting that he was "very appalled that Mr. Gerstner and the board of directors have made the decision that the company will pay for medical care of a friend or friends of an IBM employee or retiree," the Proponent states that "[t]his added cost will automatically be passed on and partially funded by all IBM retirees and employees increasing the cost of their own medical care."

FN1. In 1996, the Proponent submitted three (3) proposals emanating out of the instant grievance. These proposals were submitted after the deadline and excluded as untimely under Rule 14a-8(a)(3). See International Business Machines Corporation (January 17, 1997). In 1997, the Proponent lodged four (4) separate proposals with the Company, again all emanating out of the instant grievance. After he was informed by the Company that he could only submit one proposal, he resubmitted a proposal identical to this one, and had his wife, son, and daughter lodge the remaining three proposals he had initially submitted, again all emanating out of the instant grievance. Last year, the Company outlined the defects in each of these four proposals, for the Proponent, as well as for the three nominal proponents, in a single omnibus letter to the Staff, and the Staff concurred with the Company's request to exclude all (4) four proposals pursuant to Former Rule 14a-8(a)(4). See International Business Machines Corporation (January 26, 1998).

End of Footnote(s).

*2 By lodging the instant Proposal mandating that "no medical benefits shall be extended to, for, or funded by the IBM corporation for any friend or friends of an IBM employee or retiree," it is clear both that the Proponent disagrees with the present coverage provisions of the Company's medical plans, and that he does not want the Company to have to fund any medical benefits that he is not personally receiving. It is equally clear from the face of the Proposal that the Proponent has lodged the instant Proposal in the hope to avoid having to pay any increased premiums which may in the future be associated with providing such coverage. The Proponent's self-centered desires are obvious; not only does he want to use the stockholder proposal process to "micro-manage" the Company's medical plan eligibility criteria, he wants to do so in a way that saves him money. Since the Proponent does not want to have to pay for a life style that he disapproves of, he figures that by taking current medical benefits away from other plan beneficiaries, his own future out-of- pocket medical coverage premiums will be minimized. This is a classic personal grievance situation.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of the personal grievance rule is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-

12999 (November 22, 1976)(emphasis added).

The Proponent does not understand that the Company must operate in the collective interest of all employees and retirees, not just the Proponent. The Proponent is one beneficiary among approximately 500,000 persons presently covered under our medical benefit plans. Covered persons include employees, retirees and their families, and, in 1997, a total of 216 same-gender domestic partners. As might be expected, each of these participants have their own opinions and personal interests, which often vary from one another. The fact that the instant Proponent continues to disapprove of same-gender domestic partners being covered under our medical plans for the past few years shows only that he has a personal issue with such persons, as well as the Company and its medical plan coverage provisions. In the Company's view, the Proponent's misguided attempt to narrow the scope of a medical plan's eligibility provisions by excluding a group of existing plan beneficiaries in order to benefit himself and others in the plan is hardly a benefit applicable to IBM shareholders at large. In fact, the Proposal is fully excludable under Rule 14a-8(i)(4), as the true import of the Proposal is designed to directly benefit the Proponent. By taking the actions suggested in the Proposal, and reversing the Company's decision to cover certain individuals the Proponent does not think ought to be eligible for participation under the Company's medical plans, the Proponent hopes to advance his own personal agenda.He also hopes not to have to share in the costs of funding benefits he is not personally receiving. Were these benefits to be rescinded, the Proponent believes that he would gain directly and personally by keeping his own medical costs down. Such a personal benefit is certainly not what the stockholder proposal process was designed for.

*3 In this connection, the Commission has consistently taken the position, see Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), that former Rule 14a-8(c)(4) was intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing such Rule, the Commission stated:

It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

See Exchange Act Release No. 19135 (October 14, 1982).

In fact, upon a simple review of the Proposal, it is clear that the Proposal's implementation would not benefit the Company's shareholders at large. Aside from the fact that IBM employees and retirees hold only 5.4% of the Company's shares of record, the Proposal cannot be read to reflect any of such other stockholders' interests.

As the Proponent knows, providing Company medical benefits to the same-gender domestic partners was implemented in order for the Company to keep pace with many other prominent technology companies, and to help attract and retain valuable employees in a highly competitive and changing business environment. In deciding to offer this particular employee benefit, IBM joined many other companies with whom IBM competes for highly skilled talent and business opportunities. These companies include, among many others, Intel, Sun Microsystems, Hewlett-Packard, Apple and

Microsoft. Attracting and retaining topflight employees is the key to the Company's overall success, and it is that success in the marketplace which most ultimately benefits the Company and its stockholders at large. IBM's improved performance in the marketplace over the past few years is in large part reflective of the quality of our employees' collective contributions.

For these reasons, IBM stockholders at large would not favor IBM losing its competitive edge in the marketplace and its valuable employees to the competition over taking away a limited medical benefit in order to keep this particular Proponent's own health care costs where he might like them to be. In this connection, the Commission has taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982).

While paragraph (i)(7) of Rule 14a-8 also provides an independent basis for omission of this Proposal, (see Argument II, infra), former paragraph (c)(4) of this rule has been cited on many occasions by registrants as an alternate basis for omitting proposals where, as here, there was a particular benefit which would accrue to a proponent which was not shared by other stockholders at large. We believe that this Proposal presents precisely such a case. In many of the cases that we have reviewed, the staff has concluded that other personal grievance-type proposals have also related to the ordinary conduct of the registrant's business, and therefore the staff had not found it necessary to address former Rule 14a-8(c)(4) as an alternative basis for omission. See e.g., Bell Atlantic Corporation (February 4, 1998); International Business Machines Corporation (December 28, 1995); American Telephone and Telegraph Company (December 15, 1992). See full discussion of other letters in Argument II, infra. In the instant case, the Company believes that Rule 14a-8(i)(4) presently provides a fully adequate basis for omitting the Proposal from our proxy materials for the 1999 meeting as it is, in fact, no more than a demand from a Company retiree subject to the possibility of paying increased medical premiums that the Company keep his medical premiums down by jettisoning from coverage a number of other plan beneficiaries who, like the Proponent, also pay premiums and incur medical costs.

***4** The staff has also utilized former Rule 14a-8(c)(4) to exclude proposals in cases where the Proponents were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Pyramid Technology Corporation (November 4, 1994). Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma- Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); American Telephone & Telegraph Company (January 2, 1980). Even if the Proposal could be read in a more general light, since the shareholder proposal process is not intended to be used to air or rectify personal grievances, Rule 14a- 8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's 1999 Annual Meeting. See generally International Business Machines Corporation (January 20, 1998) (proposal seeking for the Board of Directors to increase the pensions of retired employees properly excluded by staff under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a- 8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule

14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Southern Company (March 10, 1998)(proposal to form a committee for the purpose of investigating complaints against Company's management excluded under Rule 14a-8(c)(4)); CBS Corporation (March 4, 1998)(proposal by former employee to provide personal benefit excluded under Rule 14a-8(c)(4)); CSX Corporation (February 5, 1998)(proposal to institute grievance procedure excluded under Rule 14a-8(c)(4); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded under Rule 14a-8(c)(4)); SmithKline Corporation (January 20, 1978)(Former Rule 14a-8(c)(4) used to exclude proposal seeking to compensate community of homeowners, which included the Proponent). See generally Orbital Sciences Corporation (October 16, 1995)(proposal seeking for registrant to hire would-be rocket engineer properly excluded by staff as relating to redress of a personal claim or grievance under former Rule 14a-8(c)(4)). The Company therefore requests that no enforcement action be recommended to the Commission if it excludes the instant Proposal on the basis of Rule 14a-8(i)(4).

*5 Finally, based upon the Proponent's history with the Company in connection with his submission of multiple proposals over the course of the last three proxy seasons, all emanating out of this particular matter (see footnote 1, supra) the Company also requests Cabot treatment, permitting the Company to utilize the Staff's response to apply to any future submissions by the Proponent of the same or any similar proposals. See Cabot Corporation (November 4, 1994).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

In addition to the fact that the Company believes the Proposal should be excluded pursuant to Rule 14a-8(i)(4) for the reasons articulated in Argument I, above, the Company also believes that the Proposal may be omitted from the Company's proxy materials for the 1999 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7), because it deals with matters relating to the conduct of the ordinary business operations of the Company.

This Proposal relates to a medical benefits coverage question. The Proponent demands that the Company rescind an eligibility criterion for same-gender domestic partners which the Company instituted under its medical plans a number of years ago, purportedly because he disagrees with it, and because this medical benefit is costing him money. In addition to being a personal grievance, the Proposal also presents a garden-variety employee benefits plan coverage matter, under which this Proponent would have the Company's stockholders "micro-manage" the Company's employee medical plans. This is precisely the type of situation Rule 14a-8(i)(7) has been designed to cover.

In this connection, the determination of the type, amounts and eligibility for benefits available to regular full-time employees, retirees and their families under the Company's employee benefits programs have consistently been administered by registrants over the years as part of their ordinary business operations. See Cincinnati Financial Corporation (February 20, 1996)(proposal to amend retirement plan to permit certain participants to roll out funds into investment instrument of their own choosing properly excludable under former Rule 14a-8(c)(7)); International Business Machines Corporation (December 28, 1995) (retirement benefits); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); PepsiCo (March 7, 1991) (health benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

Consistent with the position of the staff, IBM has for many years provided retirement, health and other plan benefits to its employees, and such benefits have been modified and supplemented over the years on a regular basis to meet the changing needs of the Company as well as its employees, all in the ordinary course of the Company's business. In past years, for example, employee medical coverage was provided without additional charge to the employee. Recognizing the cost of such benefits, and the need for the employee to share some responsibility for such costs, the Company modified its medical plans a few years ago to require employees to contribute financially toward such benefits. Even more recently, for example, the Company went out and notified Company retirees, including the instant Proponent, that they too would now have to pay for a share of their health benefits.

*6 It is axiomatic that all plan decisions made by the Company affect plan beneficiaries in one way or another. Plan beneficiaries also have opinions on benefit changes, which changes are made on a regular basis. As might be expected, each time a benefit plan provision is changed, some employees are happy (particularly if the change benefits them), and others are unhappy, if the change does not benefit them. At IBM, like any other company, employees and retirees voice their opinions on these matters to the plan administrator, all in the ordinary course of business.

In addition, the specific eligibility criteria for the Company's employee benefit programs have, for many years, been "ordinary business matters" under Rule 14a-8(c)(7), even before the now-famous Cracker Barrel [FN2] decision was initially rendered. See IBM Corporation (January 23, 1992) (stockholder proposal urging the Company to provide spousal-type benefits to committed domestic partners of employees of the Company also properly excludable under former Rule 14a-8(c)(7)). In this connection, it is particularly noteworthy that the 1992 letter in IBM preceded the Commission's Cracker Barrel ruling by nearly a year. At the time of that IBM letter, the Company had no benefit coverage for same-gender domestic partners, and it was then urged that IBM extend our benefit coverage to such persons. IBM then successfully argued to the Staff that the proposal should be excluded as "ordinary business" under Rule 14a-8(c)(7), because it was within the Company's business prerogative to make such specific plan benefit coverage decisions. Under the interpretive position of the Commission at that time, all employment-related matters, including those purportedly raising social issues were examined by the Staff on a case-by-case basis. Thus, operating under such interpretative position, the Staff reviewed all of the facts and circumstances and concurred with the Company that there was nothing in the proposal which would except it from coverage under the ordinary business exclusion. The proposal was therefore excluded as falling within the Company's "ordinary business operations". While Cracker Barrel subsequently advanced the general rule that all employment related proposals, including those raising social policy issues, would automatically be subject to exclusion under as "ordinary business," now that Cracker Barrel has been reversed, with the Staff again returning to examination of similar employment-related proposals on a case-by-case basis, the Company submits that the result in the instant matter should be the same as earlier reached in the 1992 IBM letter, and this Proposal excluded under current Rule 14a-8(i)(7). As before, this is an employee medical benefit plan coverage decision which the Company effects as part of its ordinary business operations, and the Proponent's attempt to have the Company's stockholders "micro-manage" these decisions should not be permitted. Furthermore, as before, the Company does not believe that a demand like the one raised by this Proponent raise any substantial policy issues requiring intervention by the Company's stockholders. As under the pre-Cracker Barrel case-by-case analysis, the Company again believes that the instant situation presents another example for the application of the "ordinary business" exclusion under current Rule 14a- 8(i)(7).

FN2. Cracker Barrel Old Country Store, Inc. (October 13, 1992 and January 15, 1993) (proposal seeking to implement nondiscriminatory employment policies relating to sexual orientation, and to add explicit prohibitions against such discrimination to the registrant's employment policy statement then determined by both the staff and the full Commission to be properly excluded under former Rule 14a-8(c)(7)).

End of Footnote(s).

***7** As noted, this particular retiree's attempt to have stockholders "micro-manage" the Company's medical plan's coverage provisions is truly based upon the financial effect he perceives such existing provisions have on the costs of his own benefits. Aside from the fact that his own statements are also misleading (see Argument III, infra), the Company is regularly faced with a variety of coverage and implementation decisions under our benefit plans. Such decisions, which include the institution of specific eligibility criteria and the qualification of individual beneficiaries, all clearly fall within the rubric of a company's ordinary business operations. Moreover, were stockholders asked to step in for the purpose of adopting, implementing and interpreting these employee benefit plan provisions, they would be faced with a myriad of different issues. For example, while the instant Proponent wants to rescind existing benefit coverage for some plan beneficiaries, other persons have from time to time sought for the Company to further extend plan coverage for other persons. Other beneficiaries have other issues associated with the cost of their benefits, including various coverage, reimbursement and co-pay matters. The stockholder proposal process, however, is not the place to raise any of such matters. As these types of benefit decisions are necessarily best left to the expertise of the Company's management, they fall within the Company's ordinary business operations. See e.g., International Business Machines Corporation (December 23, 1997)(proposal to have Company further extend eligibility criteria for qualification as a domestic partner to include those in heterosexual relationships also excluded as part of company's ordinary business operations).

Moreover, even if the instant Proposal is viewed by the Staff as raising a social issue, the Company submits that, as in the 1992 IBM letter, the ultimate decision regarding plan benefit coverage criteria should be the same under Rule 14a-8(i)(7) as it was earlier. Just as the Staff then concurred in 1992 pre- Cracker Barrel to the Company's request to exclude a proposal seeking to have the Company grant benefits to same-gender domestic partners as "ordinary business," in examining all of the current facts, the same result should again follow with the instant demand to rescind such benefits. In this connection, it should be understood that during the course of the six years since the initial IBM letter, the Company reached its own decision, in the exercise of its own business judgment, to provide same-gender domestic partner benefits in proscribed circumstances, for the reasons outlined earlier. The Company did so not because it related to any overriding social policy rationale, but because it was the right thing to do for our own business and employees. As noted earlier, in 1997 IBM provided medical coverage for 216 same-gender domestic partners out of a total universe of approximately 500,000 covered persons, and IBM is one of many organizations too numerous to list or even append to this paper [FN3] who have implemented various benefit plans for domestic partners.

FN3. For example, one unofficial but representative listing of such employers can be found on the Internet at http:// www.nyu.edu/pages/sls/gaywork/codponly.html.

End of Footnote(s).

*8 Now that the Company provides medical benefits for same-gender domestic partners, this particular Proponent would like to take them away in order to keep his own medical costs down. Just as it is peculiarly within the province and expertise of the Company's management to run the Company and its benefit plans on a day-to-day basis, and to make medical benefit coverage decisions which will continue to attract and retain the best employees, the Company continues to believe that the instant Proposal improperly attempts to have stockholders "micro-manage" the Company and its business decisions concerning the specific eligibility criteria to be applied under its medical benefit plans, in contravention of Rule 14a-8(i)(7). In short, whether a proponent is for or against providing employee benefits to certain groups of employees, retirees, same-gender domestic partners, or others, a company's regular employment-related decisions with respect to the eligibility criteria relating thereto should continue to fall within the rubric of Rule 14a-8(i)(7), making such proposals excludable as part of a company's ordinary business operations. See Chevron Corporation (January 29, 1998); International Business Machines Corporation (December 23, 1997, December 22, 1997, December 19, 1997, and December 12, 1996) (multiple staff rulings confirming IBM's no-action position relating to the extension of such benefits under former Rule 14a-8(c)(7)); Ford Motor Company (March 4, 1996) (proposal that registrant not use religion, sex, ethnicity or national origin as a criterion for either discriminating against or granting preferential treatment to people in employment properly excluded under former Rule 14a-8(c)(7)); General Motors Corporation (February 22, 1996) (to same effect); Sturm, Ruger & Company (December 28, 1995)(proposal to establish committee to determine whether Company discriminates by denying medical insurance coverage to employees who lawfully operate motorcycles without helmets properly excluded under former Rule 14a-8(c)(7)); U.S. West, Inc. (February 13, 1990) (proposal seeking to prohibit the registrant from promoting or condoning the existence of any homosexual organization or activities within the company, including the use of company facilities and company financial support, determined by staff to be properly excludable under former Rule 14a-8(c)(7)).

In sum, since the subject matter of the instant proposal involves nothing but the day-to-day business operations of the Company, and attempts improperly to have stockholders "micro-manage" certain of the Company's medical plan benefit coverage decisions, upon the basis of the consistent precedents of the Staff cited above, the Company requests that no enforcement action be recommended to the Commission if it excludes the instant Proposal on the basis of Rule 14a- 8(i)(7).

III. THE PROPOSAL SHOULD ALSO BE OMITTED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING TO IBM STOCKHOLDERS.

*9 The Company firmly believes that Rules 14a-8(i)(4) and (i)(7) each provide fully adequate bases for the exclusion of the Proposal. In addition, however, Rule 14a-8(i)(3) provides another basis for exclusion of the entire Proposal in this case. Rule 14a-8(i)(3) permits the omission of proposals and supporting statements that are contrary to the Commission's proxy rules, including Rule 14a-9, which in turn, prohibits false or misleading statements in proxy materials. Rule 14a-9(a) provides that no proxy solicitation shall be made containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. Following our review of the Proposal, the Company believes that the instant Proposal should also be omitted pursuant to Rule 14a-9 and 14a-8(i)(3) because it would be false and misleading to IBM stockholders.

For example, in the introductory material, the Proponent states in the first sentence that "Mr. Gerstner and the board of directors have made the decision that the company will pay for medical care of a friend or friends of an IBM employee or retiree." (emphasis added). This is misleading. The Company has explained in past letters to the Proponent, and he knows full well, that medical benefits may be extended to qualifying same-gender domestic partners of our employees and retirees. Furthermore, this coverage decision was made by the Company in the ordinary course of managing its employee medical benefit plans. This is the third year the Proponent has lodged this submission, and it is clear that he is again attempting to create the assumption that IBM will cover any friend or friends of an IBM employee or retiree under its medical plans. This is also untrue. As an example, nearly every employee and retiree has one or more friends. Yet, "friends" are not covered under any IBM employee medical benefit plan. Upon a reading of the instant Proposal, however, some persons could well believe (falsely) that IBM, as a benevolent employer, has extended benefit coverage to any "friend or friends of an IBM employee or retiree." While some IBM employees and retirees already familiar with the Proponent or our medical benefit plan coverage of same-gender domestic partners might understand what the Proponent is referring to, the vastmajority of IBM stockholders certainly would not. Therefore, this sentence, including the

Proponent's reference to "friend or friends of an IBM employee or retiree," should be omitted as false and misleading.

The second sentence of the submission is also false and misleading. The Proponent baldly states, as a factual matter, that "this added cost will automatically be passed on and partially funded by all IBM retirees and employees increasing the cost of their own medical care." The Proponent has no factual basis for making such a statement. Moreover, as a former employee who worked as a Senior Lab Specialist at our Tucson, Arizona plant prior to leaving the Company, the Proponent has no IBM expertise, and has played no role, in either the design or the funding of any of our medical benefit plans. While the Proponent is certainly entitled to have his opinions, since this sentence, as stated, would also cause other IBM employees and retirees to believe (falsely) that all added costs would be automatically passed on and funded by them, it should also be omitted as false and misleading.

***10** The third sentence, stating that "[b]y your action you are making me pay for a life style choice that I disapprove of," is equally false and misleading. Any person reading this would assume that the Proponent, rather than the domestic partner of an IBM employee or retiree, is the one paying for these benefits. At IBM, it is the Company, together with contributions from or on behalf of covered persons, that pays the premiums for the specific coverage selected. The amount of each employee's or retiree's premium cost is specifically dependent upon the personal benefit selections available to and selected by them. The availability of plan choices and their associated benefits and costs are of course subject to change under the terms of the Plans. In this particular case, the undersigned has been informed that the Proponent has been continuously enrolled in the same medical plan since April 1, 1993, that he paid $2 per month in 1997 for his medical plan premiums, and that he paid no ($0) monthly premiums for such coverage in 1998. For 1999, it is also my understanding that the Proponent's plan will again carry no monthly coverage premiums. While changes could always be made to the Company's medical benefit plans which would cause the Proponent's premiums to rise, since the Proponent's own medical premiums have actually gone down after implementation of the domestic partner benefits, we believe it is inappropriate for the Proponent to suggest any direct causal nexus between the Company's institution of such benefits and the amount of his premiums. Since we believe it is false and misleading for the Proponent to suggest that he is directly paying for the domestic partner benefits and that the Company is making him pay for a life style choice that he disapproves of, the entire third sentence of the submission be omitted.

Finally, the Proposal itself, and its repeat use of the phrase "any friend or friends" is false and misleading for the same reasons noted above in connection with the introductory sentence of the submission. Since the Company does not in fact cover "any friend or friends of an IBM employee or retiree" under our medical plans, it is false and misleading for the Proponent to suggest again that the Company provides such benefits to any friend or friend. The entire sentence constituting the instant Proposal should therefore be omitted.

In sum, with the exception of the fourth sentence of the first paragraph of the submission, stating that "[i]t is now time for that directive or decision to be reversed," the entire submission, including the Proposal itself, should be omitted as false and misleading. Such fourth sentence cannot stand alone, particularly in the absence of a viable Proposal. Given that the instant submission suffers from multiple infirmities, the Company submits that the entire submission should properly be omitted under Rules14a-8(i)(3) and 14a-9. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the entire Proposal on the basis of Rules 14a-8(i)(3) and 14a-9.

IV. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(1) AS AN IMPROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

***11** Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." The undersigned, following a review of New York law, has found nothing which would legally place the decision making relating to the instant Proposal and its benefit plan decision-making in the hands of stockholders. By improperly demanding direct action on the Proposal by the Company's stockholders as to the Company's medical plan's eligibility requirements, the Proponent has made the Proposal an improper subject for stockholder action under New York State law. The Company therefore believes that the Proposal may also independently be omitted from the 1999 proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 1999 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 1999 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If there are any questions relating to this submission, please do not hesitate to contact the undersigned at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,
Stuart S. Moskowitz

Senior Counsel

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ENCLOSURE

November 8, 1998

OFFICE OF THE SECRETARY

INTERNATIONAL BUSINESS MACHINES CORPORATION

ONE OLD ORCHARD ROAD

ARMONK, N.Y. 10504-1783

Mr. Secretary
As a shareholder and a retiree of the IBM Corporation, I am very appalled that Mr. Gerstner and the board of directors have made the decision that the company will pay for medical care of a friend or friends of an IBM employee or retiree. This added cost will automatically be passed on and partially funded by all IBM retirees and employees increasing the cost of their own medical care. By your action you are making me pay for a life style choice that I disapprove of. It is now time for that directive or decision to be reversed.

I therefor request that at the next IBM shareholders meeting that the following proposals be brought forth for discuss and be voted on.
No medical benefits shall be extended to, for, or funded by the IBM corporation for any friend or friends of an IBM employee or retiree.

Sincerely,
Martin Mueller III

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 15, 1999

Publicly Available January 15, 1999

Re: International Business Machines Corporation

***12** Incoming letter dated December 2, 1998

The proposal prohibits IBM from extending medical benefits to friends of IBM employees or retirees.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1999 WL 24663 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal directs the board to revise AT&T's health coverage policy to provide free lifetime health insurance to retirees.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor